     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  RISCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  RISCORP, INC.
                               GRYPHUS COMPANY I
                               GRYPHUS COMPANY II
             THE RISCORP GROUP HOLDING COMPANY, LIMITED PARTNERSHIP
                 WILLIAM D. GRIFFIN FAMILY LIMITED PARTNERSHIP
                            GRIFFIN ACQUISITION CORP.
                               WILLIAM D. GRIFFIN
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    767597107
                      (CUSIP Number of Class of Securities)


      WALTER E. RIEHEMANN                          GRYPHUS COMPANY I                        WILLIAM D. GRIFFIN
         RISCORP, INC.                            GRYPHUS COMPANY II                    GRIFFIN ACQUISITION CORP.
2 NORTH TAMIAMI TRAIL, SUITE 608          THE RISCORP GROUP HOLDING COMPANY,                   P.O. BOX 728
  SARASOTA, FLORIDA 34236-5642                    LIMITED PARTNERSHIP                    SARASOTA, FLORIDA 34236
         (941) 366-5015                    WILLIAM D. GRIFFIN FAMILY LIMITED                  (941) 316-6800
                                                       PARTNERSHIP
                                           BANK OF AMERICA CENTER, SUITE 850
                                              101 CONVENTION CENTER DRIVE
                                                LAS VEGAS, NEVADA 89109
                                                    (702) 598-3738

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

         J. VAUGHAN CURTIS, ESQ.                               EDWARD J. HAWIE ESQ.
            ALSTON & BIRD LLP                                    KING & SPALDING
           ONE ATLANTIC CENTER                                 191 PEACHTREE STREET
        1201 WEST PEACHTREE STREET                         ATLANTA, GEORGIA 30303-1763
       ATLANTA, GEORGIA 30309-3424                                (404) 572-4600
              (404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE

======================================================================================================================
                 TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
----------------------------------------------------------------------------------------------------------------------
                     $40,637,212.35                                                $8,127.45

======================================================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $8,127.45                                    Filing party: RISCORP, Inc.
Form or Registration no.: Schedule 14A Preliminary Proxy Statement   Date filed: December 23, 1999

* For purposes of calculation of the filing fee only. This calculation assumes the purchase of 14,258,671 shares of Class A Common Stock of RISCORP, Inc. at $2.85 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

                                 SCHEDULE 13E-3

         This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 as so amended (this "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to a Plan and Agreement of Merger (the "Merger Agreement"), dated as of November 3, 1999, by and among Griffin Acquisition Corp., a Florida corporation ("Acquisition Corp."), William D. Griffin, an individual resident of the State of Florida ("Mr. Griffin"), and RISCORP, Inc., a Florida corporation (the "Company"). Pursuant to the Merger Agreement, among other things, (a) Acquisition Corp. will be merged with and into the Company (the "Merger" or the "Transaction"), with the Company being the surviving corporation, (b) each outstanding share of Class A Common Stock of the Company will be converted into the right to receive $2.85 in cash, without interest and less any required withholding taxes, subject to adjustment as provided in the Merger Agreement, (c) each outstanding share of Class B Common Stock of the Company will remain outstanding, and (d) each outstanding share of Acquisition Corp. Common Stock shall be converted into a share of Class B Common Stock. The Merger Agreement and the Merger have already been approved by the board of directors of each of the corporations that are parties to the Merger Agreement and are subject to the approval of the shareholders of the Company at a Special Meeting of Shareholders that the Company currently anticipates will be held in May 2000.

         The terms and conditions of the Merger Agreement are described in the preliminary proxy statement (the "Proxy Statement") filed herewith as Exhibit
(d)(1). A copy of the Merger Agreement is annexed to the Proxy Statement as Appendix A thereto and is incorporated by reference in Item 17(c) to this Transaction Statement. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the Proxy Statement is intended to be solely for the information and use of the Securities and Exchange Commission, and should not be relied upon by any other person for any purpose. The responses and cross-references presented in the following table are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all appendices thereto) of the information required to be included in response to the items of this Transaction Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the exhibits thereto.

                              CROSS REFERENCE SHEET

  SCHEDULE 13E-3 ITEM:            LOCATION IN THE PROXY STATEMENT:
Item 1(a)                   "INTRODUCTION -- General" and "THE PARTIES --
                            RISCORP"

Item 1(b)                   "SUMMARY -- Voting," "THE MEETING -- Record Date;
                            Shares Outstanding and Entitled to Vote" and "MARKET
                            FOR RISCORP'S CLASS A COMMON STOCK AND RELATED
                            SHAREHOLDER MATTERS"

Item 1(c) and (d)           "MARKET FOR RISCORP'S CLASS A COMMON STOCK AND
                            RELATED SHAREHOLDER MATTERS"

Item 1(e)                   **

Item 1(f)                   **

Item 2(a)--(d) and (g)      "INTRODUCTION -- General," "SUMMARY -- The Parties,"
                            "THE PARTIES - RISCORP" and "THE PARTIES --
                            William D. Griffin and Acquisition Corp."

Item 2(e)--(f)              "THE PARTIES -- RISCORP," "THE PARTIES -- William D.
                            Griffin and Acquisition Corp." and "THE PARTIES --
                            History of RISCORP and Reasons for the Merger"

Item 3(a)(1)                "THE PARTIES -- Certain Transactions"

Item 3(a)(2)                "INTRODUCTION -- Matters to be Considered at the
                            Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE
                            PROPOSED TRANSACTION," "SUMMARY -- Required Vote;
                            Voting Agreement," "SUMMARY - Conflicts of
                            Interest," "SUMMARY -- Certain Effects of the
                            Merger," "THE MEETING - Matters to be Considered,"
                            "THE MEETING -- Required Vote; Voting Agreement,"
                            "THE PARTIES - History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Background of the
                            Merger," "SPECIAL FACTORS - Recommendation of the
                            Board of Directors," "SPECIAL FACTORS - Consequences to Shareholders if the Merger is Not Approved,"
                            "SPECIAL FACTORS -- Recommendation of Mr. Griffin,
                            Acquisition Corp., Gryphus Company I, Gryphus
                            Company II, The RISCORP Group Holding Company,
                            Limited Partnership and William D. Griffin Family
                            Limited Partnership," "SPECIAL FACTORS -- Certain
                            Effects of the Merger," "SPECIAL FACTORS --
                            Interests of Certain Persons in the Merger," "THE
                            MERGER" and APPENDIX A -- "Plan and Agreement of
                            Merger"

Item 3(b) "THE PARTIES - History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Background of the
                            Merger," "SPECIAL FACTORS - Recommendation of the
                            Board of Directors," "SPECIAL FACTORS --
                            Recommendation of Mr. Griffin, Acquisition Corp.,
                            Gryphus Company I, Gryphus Company II, The RISCORP
                            Group Holding Company, Limited Partnership and
                            William D. Griffin Family Limited Partnership,"
                            "SPECIAL FACTORS -- Certain Effects of the Merger" and "SPECIAL FACTORS -- Interests of Certain Persons in the Merger"

Item 4(a)                   "INTRODUCTION -- Matters to be Considered at the
                            Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE
                            PROPOSED TRANSACTION," "SUMMARY -- Merger
                            Consideration," "SUMMARY -- Certain Effects of the
                            Merger," "SUMMARY - Conditions to the Merger,"
                            "SUMMARY -- Termination of the Merger Agreement,"
                            "SPECIAL FACTORS -- Certain Effects of the Merger,"
                            "THE MERGER" and APPENDIX A -- "Plan and Agreement of Merger"

Item 4(b)                   **

Item 5(a)--(g)              "SUMMARY -- Certain Effects of the Merger," "SPECIAL
                            FACTORS -- Certain Effects of the Merger," "SPECIAL
                            FACTORS -- Operations of RISCORP Following the
                            Merger," "THE MERGER -- Terms of the Merger," and
                            APPENDIX A -- "Plan and Agreement of Merger"

Item 6(a)                   "INTRODUCTION -- Matters to be Considered at the
                            Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE
                            PROPOSED TRANSACTION," "SUMMARY -- Merger
                            Consideration," "SUMMARY -- Financing of the
                            Merger," "SPECIAL FACTORS - Certain Effects of the
                            Merger," "SPECIAL FACTORS -- Financing and Expenses of the Merger," "THE MERGER - Terms of the Merger,"
                            "THE MERGER -- Merger Consideration" and APPENDIX A
                            -- "Plan and Agreement of Merger"

Item 6(b)                   "SUMMARY -- Financing of the Merger," "THE MEETING
                            -- Proxy Solicitation," "SPECIAL FACTORS - Financing and Expenses of the Merger" and "THE MERGER --Merger
                            Consideration"

Item 6(c) and (d)           **

Item 7(a)--(c)              "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Recommendation of the
                            Board of Directors," "THE PARTIES -- History of
                            RISCORP and Reasons for the Merger," "SPECIAL
                            FACTORS -- Background of the Merger," "SPECIAL
                            FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Recommendation of Mr.
                            Griffin, Acquisition Corp., Gryphus Company I,
                            Gryphus Company II, The RISCORP Group Holding
                            Company, Limited Partnership and William D. Griffin
                            Family Limited Partnership"

Item 7(d)                   "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Merger Consideration,"
                            "SUMMARY -- Conflicts of Interest," "Summary --
                            Certain Effects of the Merger," "SUMMARY -- Federal
                            Income Tax Consequences of the Merger," "THE PARTIES
                            -- History of RISCORP and Reasons for the Merger,"
                            "SPECIAL FACTORS - Background of the Merger,"
                            "SPECIAL FACTORS - Recommendation of the Board of
                            Directors," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS -- Interests of
                            Certain Persons in the Merger," "SPECIAL FACTORS --
                            Federal Income Tax Consequences," "THE MERGER,"
                            "PROPOSALS OF SHAREHOLDERS FOR THE NEXT ANNUAL
                            MEETING" and APPENDIX A -- "Plan and Agreement of
                            Merger"

Item 8(a) and (b)           "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY - Recommendation of the Board
                            of Directors," "THE PARTIES -- History of RISCORP and
                            Reasons for the Merger," "SPECIAL FACTORS --
                            Recommendation of the Board of Directors" and
                            "SPECIAL FACTORS -- Recommendation of Mr. Griffin,
                            Acquisition Corp., Gryphus Company I, Gryphus
                            Company II, The RISCORP Group Holding Company,
                            Limited Partnership and William D. Griffin Family
                            Limited Partnership"

Item 8(c)                   "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Required Vote; Voting
                            Agreement," "SUMMARY - Conditions to the Merger,"
                            "THE MEETING -- Required Vote; Voting Agreement,"
                            "THE MERGER -- Conditions to the Merger" and
                            APPENDIX A -- "Plan and Agreement of Merger"

Item 8(d) and (e)           "SUMMARY - Recommendation of the Board of
                            Directors," "SPECIAL FACTORS Background of the
                            Merger," and "SPECIAL FACTORS - Recommendation of
                            the Board of Directors"

Item 8(f)                   **

Item 9(a)                   "SUMMARY - Recommendation of the Board of
                            Directors," "SPECIAL FACTORS - Background of the
                            Merger," "SPECIAL FACTORS -- Recommendation of the
                            Board of Directors" and "SPECIAL FACTORS --
                            Recommendation of Mr. Griffin, Acquisition Corp.,
                            Gryphus Company I, Gryphus Company II, The RISCORP
                            Group Holding Company, Limited Partnership and
                            William D. Griffin Family Limited Partnership"

Item 9(b) and (c)           **

Item 10(a)                  "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Required Vote; Voting
                            Agreement," "THE MEETING -- Required Vote; Voting
                            Agreement" and "SECURITY OWNERSHIP OF CERTAIN
                            BENEFICIAL OWNERS AND MANAGEMENT"

Item 10(b)                  **

Item 11                     "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Required Vote; Voting
                            Agreement," "SUMMARY -- Conflicts of Interest," "THE
                            MEETING -- Required Vote; Voting Agreement," "THE
                            PARTIES -- History of RISCORP and Reasons for the
                            Merger," "SPECIAL FACTORS -- Consequences to
                            Shareholders if the Merger is Not Approved,"
                            "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "THE MERGER" and APPENDIX A - "Plan and
                            Agreement of Merger"

Item 12(a)                  "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Required Vote; Voting
                            Agreement," "THE MEETING -- Required Vote; Voting
                            Agreement" and "SECURITY OWNERSHIP OF CERTAIN
                            BENEFICIAL OWNERS AND MANAGEMENT"

Item 12(b)                  "SUMMARY -- Recommendation of the Board of
                            Directors,"THE MEETING -- Required Vote; Voting
                            Agreement," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS --
                            Recommendation of Mr. Griffin, Acquisition Corp.,
                            Gryphus Company I, Gryphus Company II, The RISCORP
                            Group Holding Company, Limited Partnership and
                            William D. Griffin Family Limited Partnership"

Item 13(a)                  "QUESTIONS AND ANSWERS ABOUT THE PROPOSED
                            TRANSACTION," "SUMMARY -- Dissenters' Rights of
                            Appraisal," "THE MEETING -- Votes Required; Voting
                            Agreement," "THE MERGER -- Dissenters' Rights of
                            Appraisal" and APPENDIX B -- "Florida Statutes
                            Describing Shareholder Appraisal Rights"

Item 13(b) and (c)          **

Item 14(a)                  "AVAILABLE INFORMATION," "SELECTED FINANCIAL DATA,"
                            "INCORPORATION BY REFERENCE," APPENDIX C --
                            "RISCORP, Inc. Annual Report on Form 10-K/A for the year ended December 31, 1998, as filed with the Securities and Exchange Commission on June 7, 1999" and APPENDIX D -- "RISCORP, Inc. Quarterly Report on
                            Form 10-Q for the quarter ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999"

Item 14(b)                  "SELECTED FINANCIAL DATA"

Item 15(a)                  "SUMMARY -- Certain Effects of the Merger," "THE
                            MEETING -- Proxy Solicitation," "SPECIAL FACTORS --
                            Certain Effects of the Merger," "SPECIAL FACTORS --
                            Financing and Expenses of the Merger" and "THE
                            MERGER"

Item 15(b)                  "THE MEETING -- Proxy Solicitation"

Item 16 The Proxy Statement and its Appendices in their entirety.

Item 17(a)                  **

Item 17(b)                  **
Item 17(c)--(f)             *
---------------------

 *  Information is contained in this Statement
**  Not applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

            (a) The issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is the Company. The address of the Company's principal executive offices is 2 North Tamiami Trail, Suite 608, Sarasota Florida 34234-5642.

            (b) The information set forth in "SUMMARY -- Voting," "THE
MEETING -- Record Date; Shares Outstanding and Entitled to Vote" AND "MARKET
FOR RISCORP'S CLASS A COMMON STOCK AND RELATED SHAREHOLDER MATTERS" of the Proxy Statement is incorporated herein by reference.

            (c) and (d) The information set forth in "MARKET FOR RISCORP'S CLASS A COMMON STOCK AND RELATED SHAREHOLDER MATTERS" of the Proxy Statement is incorporated herein by reference.

            (e) Not applicable.

            (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(d) and (g) This statement is being filed by the Company, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, by Gryphus Company I, Gryphus Company II, The RISCORP Holding Company, Limited Partnership, William D. Griffin Family Limited Partnership, Griffin Acquisition Corp. and William D. Griffin. The information set forth in "INTRODUCTION -- General," SUMMARY -- The Parties," "THE PARTIES -- RISCORP" and "THE PARTIES -- William D. Griffin and Acquisition Corp." of the Proxy Statement is incorporated herein by reference.

            (e)-(f) The information set forth in "THE PARTIES -- RISCORP," "THE PARTIES -- William D. Griffin and Acquisition Corp." and "THE PARTIES -- History of RISCORP and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

            (a)(1) The information set forth in "THE PARTIES -- Certain Transactions" of the Proxy Statement is incorporated herein by reference.

            (a)(2) The information set forth in "INTRODUCTION -- Matters to be Considered at the Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Required Vote; Voting Agreement," "SUMMARY -- Conflicts of Interest," "SUMMARY -- Certain Effects of the Merger," "THE MEETING --Matters to be Considered," "THE MEETING -- Required Vote; Voting Agreement," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors," "SPECIAL FACTORS -- Consequences to the Shareholders if the Merger is Not Approved," "SPECIAL FACTORS -- Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William D. Griffin Family Limited Partnership," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "THE MERGER" and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.

            (b) The information set forth in "THE PARTIES -- History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Board of Directors," "SPECIAL FACTORS -- Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William D. Griffin Family Limited Partnership," "SPECIAL FACTORS -- Certain Effects of the Merger" and "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," of the Proxy Statement is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

            (a) The information set forth in "INTRODUCTION -- Matters to be Considered at the Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Merger Consideration," "SUMMARY --Certain Effects of the Merger," "SUMMARY -- Conditions to the Merger," "SUMMARY -- Termination of the Merger Agreement," "SPECIAL FACTORS - Certain Effects of the Merger," "THE MERGER" and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.

            (b) Not applicable.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

            (a)--(g) The information set forth in "SUMMARY -- Certain Effects of the Merger," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Operations of RISCORP Following the Merger," "THE MERGER --
Terms of the Merger," and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The information set forth in "INTRODUCTION -- Matters to be Considered at the Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Merger Consideration," "SUMMARY -- Financing of the Merger," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS -- Financing and Expenses of the Merger," "THE MERGER - Terms of the Merger," "THE MERGER -- Merger Consideration" and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.

            (b) The information set forth in "SUMMARY -- Financing of the Merger," "THE MEETING -- Proxy Solicitation," "SPECIAL FACTORS -- Financing and Expenses of the Merger" and "THE MERGER -- Merger Consideration" of the Proxy Statement is incorporated herein by reference.

            (c) and (d) Not applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

            (a)--(c) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Recommendation of the Board of Directors," "THE PARTIES -- History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William D. Griffin Family Limited Partnership" of the Proxy Statement is incorporated herein by reference.

            (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Merger Consideration," "SUMMARY -- Conflicts of Interest," "SUMMARY -- Certain Effects of the Merger," "SUMMARY -- Federal Income Tax Consequences of the Merger," "THE PARTIES -- History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendations of the Board of Directors," "SPECIAL FACTORS -- Certain

Effects of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "SPECIAL FACTORS -- Federal Income Tax Consequences," "THE MERGER," "PROPOSALS OF SHAREHOLDERS FOR THE NEXT ANNUAL MEETING" and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

            (a) and (b) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Recommendation of the Board of Directors," "THE PARTIES -- History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William D. Griffin Family Limited Partnership" of the Proxy Statement is incorporated herein by reference.

            (c) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Required Vote; Voting Agreement," "SUMMARY -- Conditions to the Merger," "THE MEETING -- Required Vote; Voting Agreement," "THE MERGER -- Conditions to the Merger" and APPENDIX A -- "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.

            (d) and (e) The information set forth in "SUMMARY -- Recommendation of the Board of Directors," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS -- Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

            (f) Not applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

            (a) The information set forth in "SUMMARY -- Recommendation of the Board of Directors," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William
D. Griffin Family Limited Partnership" of the Proxy Statement is incorporated herein by reference.

            (b) and (c) Not applicable.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Required Vote; Voting Agreement," "THE MEETING -- Required Vote; Voting Agreement," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

            (b) Not applicable.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

            The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Required Vote; Voting Agreement," "SUMMARY -- Conflicts of Interest," "THE MEETING -- Required Vote; Voting Agreement," "THE

PARTIES -- History of RISCORP and Reasons for the Merger," "SPECIAL FACTORS -- Consequences to Shareholders if the Merger is Not Approved," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "THE MERGER" and APPENDIX A "Plan and Agreement of Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

            (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Required Vote; Voting Agreement," "THE MEETING -- Required Vote; Voting Agreement" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

            (b) The information set forth in "SUMMARY -- Recommendation of the Board of Directors," "THE MEETING -- Required Vote; Voting Agreement," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- The Recommendation of Mr. Griffin, Acquisition Corp., Gryphus Company I, Gryphus Company II, The RISCORP Group Holding Company, Limited Partnership and William
D. Griffin Family Limited Partnership" of the Proxy Statement is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

            (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION," "SUMMARY -- Dissenters' Rights of Appraisal," "THE MEETING -- Votes Required; Voting Agreement," "THE MERGER --Dissenters' Rights of Appraisal" and APPENDIX B -- "Florida Statutes Describing Shareholder Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

            (b) and (c) Not applicable.


ITEM 14. FINANCIAL INFORMATION.

            (a) The information set forth in "AVAILABLE INFORMATION," "SELECTED FINANCIAL DATA," "INCORPORATION BY REFERENCE," APPENDIX C -- "RISCORP, Inc. Annual Report on Form 10-K/A for the year ended December 31, 1998, as filed with the Securities and Exchange Commission on June 7, 1999" and APPENDIX D -- "RISCORP, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999" of the Proxy Statement is incorporated herein by reference.

            (b) The information set forth in "SELECTED FINANCIAL DATA" of the Proxy Statement is incorporated herein by reference.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

            (a) The information set forth in "SUMMARY -- Certain Effects of the Merger," "THE MEETING -- Proxy Solicitation," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Financing and Expenses of the Merger" and "THE MERGER" of the Proxy Statement is incorporated herein by reference.

            (b) The information set forth in "THE MEETING -- Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

            The information set forth in the Proxy Statement and the Appendices attached thereto is incorporated herein by reference in its entirety.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

            (c)(1) Agreement and Plan of Merger, dated as of November 3, 1999 by and among Griffin Acquisition Corp., William D. Griffin and the Company (attached as Appendix A to the Proxy Statement).

            (c)(2) Voting Agreement, dated as of November 3, 1999, by and among the Company, William D. Griffin, The RISCORP Group Holding Company Limited Partnership, William D. Griffin Family Limited Partnership, Charlotte K. Griffin Trust Number 3, Anna F. Griffin Trust Number 3 and John Ford Griffin Trust Number 3 (attached as Exhibit A to Appendix A to the Proxy Statement).

            (d)(1)  Preliminary Proxy Statement dated April __, 2000.

            (d)(2) Notice of Special Meeting of Shareholders (included in Proxy Statement).

            (d)(3)* Proxy Card.

            (d)(4)* Press Release issued by the Company on November 4, 1999.

            (d)(5) President's Letter to Shareholders (included in Proxy Statement).

            (e)     Text of Sections 607.1301, 607.1302 and 607.1320 of the
                    Florida Business Corporation Act (attached as Appendix B to the Proxy Statement).

            (f)     Not Applicable.


*  Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                           RISCORP, INC.


                                           By: /s/ WALTER E. RIEHEMANN
                                             ---------------------------------
                                           Walter E. Riehemann
                                           President

March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       THE RISCORP GROUP HOLDING COMPANY, LIMITED PARTNERSHIP


                                         By: Gryphus Company I


                                         By:  /s/ William D. Griffin
                                            ---------------------------------
                                         William D. Griffin
                                         President

March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WILLIAM D. GRIFFIN FAMILY LIMITED PARTNERSHIP


                                           By: Gryphus Company II


                                           By:  /s/ William D. Griffin
                                              ----------------------------------
                                           William D. Griffin
                                           President

March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          GRIFFIN ACQUISITION CORP.


                                          By:  /s/ William D. Griffin
                                             -------------------------------
                                          William D. Griffin
                                          President

March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         WILLIAM D. GRIFFIN

                                         /s/ WILLIAM D. GRIFFIN
                                         ------------------------------------
                                         William D. Griffin


March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          GRYPHUS COMPANY I


                                          By: /s/ WILLIAM D. GRIFFIN
                                             -----------------------------------
                                          William D. Griffin
                                          President


March 30, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          GRYPHUS COMPANY II


                                          By: /s/ WILLIAM D. GRIFFIN
                                             -----------------------------------
                                          William D. Griffin
                                          President

March 30, 2000